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                             November 24, 2021

       David McJannet
       Chief Executive Officer
       HashiCorp, Inc.
       101 Second Street, Suite 700
       San Francisco, CA 94105

                                                        Re: HashiCorp, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 17,
2021
                                                            File No. 333-260757

       Dear Mr. McJannet:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed November 17, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 92

   1. You state that the increase in cost of revenue during the nine months ended October 31,
                                                        2021 compared to the
nine months ended October 31, 2020 was due to an increase in headcount, which
reflects a change in the roles and responsibilities of certain positions that resulted in costs
being classified as sales and marketing compared to cost of revenue in the prior period.
You refer to a similar shift to support the increase in sales and marketing expense.
Please explain further how the change in your organizational structure, which caused
a shift in certain roles and responsibilities between sales and marketing and cost of
revenue resulted in an increase to both of these expenses. Also, clarify in quantified
terms how the shift impacted your margins from period-to-
 David McJannet
HashiCorp, Inc.
November 24, 2021
Page 2
      period. Lastly, tell us how the increase in headcount changed to a 7% increase for the nine months ended October 31, 2021 compared to a 49% increase for the six months ended July 31, 2021 as previously disclosed.
Notes to Consolidated Financial Statements
Note 14. Subsequent Events (Unaudited), page F-36

2. Please disclose the amount of estimated compensation expense that will impact your future financial statements related to RSUs that were granted and modified in November
      2021. Refer to ASC 855-10-50-2(b).
       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin,
Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid McJannet
                                                           Division of
Corporation Finance
Comapany NameHashiCorp, Inc.
                                                           Office of Technology
November 24, 2021 Page 2
cc:       Michael Coke, Esq.
FirstName LastName